Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated May 5, 2020 and should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2020 and the audited consolidated financial statements for the year ended December 31, 2019 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended March 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Outlook
The global crude oil complex is under significant pressure with the unprecedented demand destruction caused by the world-wide COVID-19 pandemic. WTI prices opened the quarter at US$61.18/bbl but then fell precipitously in March as the North American economy abruptly slowed with the pandemic. WTI prices closed the quarter at US$30.45/bbl for March and continued their fall in April with refineries cutting runs and concerns mounting over available storage capacity. Differentials also widened with the lack of demand putting significant pressure on realized pricing and margins for the entire producer community.
Crescent Point has relentlessly focused on balance sheet strength, returns, capital discipline and cost structures which has provided a strong position to enter this downturn. With the current low and extremely volatile commodity price environment, the Company has taken additional meaningful action to enhance the long-term sustainability of the business. The Company has lowered its budgeted 2020 capital spending by $475 million or approximately 40 percent, and has voluntarily shut-in production of approximately 25,000 boe/d that is uneconomic at these low crude oil prices. The Company has continued to improve its cost structure with further reductions in operating expenses and has reduced compensation for Executives and the Board of Directors. Additional hedge positions have been added with approximately 65 percent of the Company’s 2020 net of royalty forecast production being protected. The Company also reduced its dividend by 75 percent and deferred further share repurchases under its Normal Course Issuer Bid ("NCIB"). Management is continuously monitoring the commodity price environment and will make further adjustments as necessary throughout the year. The Company’s annual average production guidance has been revised to 110,000 to 114,000 boe/d, with annual capital expenditures forecast to be $650 to $700 million.
The Company retains significant liquidity at March 31, 2020, with over $2.5 billion of unutilized credit capacity on its covenant based unsecured credit facilities. Crescent Point does not have any material near-term debt maturities, with its next set of senior notes due in second quarter 2021 for a total of approximately $185 million.
COVID-19
Crescent Point adopted heightened safety protocols as a result of the COVID-19 pandemic. The Company has instituted physical distancing protocols within its field operations, advanced digital technology throughout the organization and seamlessly adopted a work from home policy for employees whose work can be performed remotely.
Overview of First Quarter Results
Production in the first quarter averaged 141,330 boe/d, down from 175,955 boe/d in the same period in 2019 due to asset divestments completed in the second half of 2019. Development capital spending was $320.1 million with 163 (150.5 net) wells drilled. Operating expenses were $12.31 per boe, down 4 percent from the same period in 2019 due to continued field initiatives along with asset divestments in 2019 that had higher associated operating costs.
As a result of the significant decline in the short and long-term forecast commodity prices, the Company recognized a before tax non-cash impairment charge of $3.56 billion on its oil and gas assets, resulting in an overall net loss of $2.32 billion in the quarter. The impairment charge does not impact the Company's adjusted funds flow and adjusted net earnings from operations, which were $309.5 million and $48.7 million, respectively for the first quarter of 2020. It also does not impact the amount of credit available under our bank credit facilities and may be reversed in future periods should there be indications of a change in value, including higher forecast commodity prices.
During the first quarter, the Company continued to strengthen its balance sheet with the closing of its Saskatchewan gas infrastructure assets divestment for cash proceeds of $500 million. In conjunction with the sale, the Company recognized a gain of $301.7 million. The Company exited the first quarter with net debt of $2.33 billion or 1.4 times trailing adjusted funds flow from operations.

CRESCENT POINT ENERGY CORP.	1

Results of Operations
Production

	Three months ended March 31
	2020	2019	% Change
Crude oil (bbls/d)	111,928	139,911	(20)
NGLs (bbls/d)	17,493	20,097	(13)
Natural gas (mcf/d)	71,451	95,679	(25)
Total (boe/d)	141,330	175,955	(20)
Crude oil and NGLs (%)	92	91	1
Natural gas (%)	8	9	(1)
Total (%)	100	100	—
The following is a summary of Crescent Point's production by area:

	Three months ended March 31
Production By Area (boe/d)	2020	2019	% Change
Saskatchewan	102,210	112,584	(9)
Alberta	17,113	18,147	(6)
United States	22,007	45,224	(51)
Total	141,330	175,955	(20)
Total production averaged 141,330 boe/d during the first quarter compared to 175,955 boe/d for the same period of 2019. The 20 percent decrease was primarily due to asset dispositions completed in the second half of 2019, including the Company's Southeast Saskatchewan divestments and the sale of the Uinta Basin assets.
The Company's weighting to crude oil and NGLs remained relatively consistent with the comparative period.
Exhibit 1

CRESCENT POINT ENERGY CORP.	2

Marketing and Prices

	Three months ended March 31
Average Selling Prices (1)	2020	2019	% Change
Crude oil ($/bbl)	49.21	64.65	(24)
NGLs ($/bbl)	17.28	25.58	(32)
Natural gas ($/mcf)	3.03	3.72	(19)
Total ($/boe)	42.64	56.35	(24)
(1) The average selling prices reported are before realized derivatives and transportation.

	Three months ended March 31
Benchmark Pricing	2020	2019	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	46.08	54.90	(16)
WTI crude oil (Cdn$/bbl)	61.94	73.01	(15)
Crude Oil Differentials
LSB crude oil (Cdn$/bbl) (2)	(10.42)	(5.40)	93
FOS crude oil (Cdn$/bbl) (3)	(18.37)	(11.45)	60
UHC crude oil (US$/bbl) (4)	(2.25)	(0.56)	302
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (5)	2.04	2.60	(22)
AECO monthly index natural gas (Cdn$/mcf)	2.14	1.94	10
NYMEX natural gas (US$/mmbtu) (6)	1.95	3.16	(38)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.744	0.752	(1)

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	FOS refers to the Fosterton crude oil price, which typically receives a premium to Western Canadian Select ("WCS") prices.

(4)	UHC refers to the Sweet at Clearbrook crude oil price.

(5)	AECO refers to the Alberta Energy Company natural gas price.

(6)	NYMEX refers to the New York Mercantile Exchange natural gas price.
US$ WTI benchmark price decreased 16 percent on average in the three months ended March 31, 2020. Although prices early in the quarter were relatively steady, prices fell precipitously in March with the outbreak of the COVID-19 pandemic which weighed heavily on demand. WTI closed the quarter at US$30.45/bbl for the month of March and continued falling into April. The decision by Saudi Arabia in March 2020 to drastically reduce export prices and increase oil production (which was reversed in April with curtailment agreements among OPEC and other oil exporting nations) further increased uncertainty around global oil markets. We expect continued volatility in commodity prices as markets adjust to supply-demand dynamics with global economies dealing with the pandemic. Production cuts from OPEC and in other oil-producing nations may help provide some stability in prices. To the extent that the COVID-19 pandemic continues to negatively impact demand and OPEC members and other oil exporting nations fail to implement production cuts or other actions that are sufficient to stabilize commodity prices, there may be continued weakness and volatility in crude oil prices.
Canadian natural gas prices weakened in the first quarter of 2020 with the AECO daily benchmark price decreasing 22 percent. The mild winter temperatures in the first quarter of 2020 decreased heating demand compared to the same period in 2019 where higher demand increased spot prices.
U.S. natural gas prices weakened during the first quarter of 2020 with the NYMEX benchmark price decreasing 38 percent due to higher than average storage levels, lower demand due to mild winter temperatures and global demand decreases resulting from the COVID-19 pandemic.

CRESCENT POINT ENERGY CORP.	3

Exhibit 2
Canadian crude oil differentials widened in the three months ended March 31, 2020 due to a combination of lower production curtailments in Alberta and increasing inventory levels. In the first quarter of 2019, production curtailments in Alberta tightened differentials however as these curtailments eased throughout the 2019 year differentials began to widen. In addition, reduced operations at the Keystone pipeline late in 2019 increased Western Canadian inventories, further weakening differentials in the first quarter of 2020.
For the three months ended March 31, 2020, the Company's average selling price for crude oil decreased 24 percent from the same period in 2019, primarily as a result of a 16 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the first quarter of 2020 was $12.73 per bbl compared to $8.36 per bbl in the first quarter of 2019.
In the three months ended March 31, 2020, the Company's average selling price for NGLs decreased 32 percent from $25.58 per bbl in the first quarter of 2019 to $17.28 per bbl. Average selling prices for NGLs were impacted by the weakening of propane, butane and condensate prices from continued oversupply.
The Company's average selling price for natural gas in the three months ended March 31, 2020 decreased 19 percent from $3.72 per mcf in the first quarter of 2019 to $3.03 per mcf, primarily as a result of the 22 percent decrease in the AECO daily benchmark price.
Exhibit 3

CRESCENT POINT ENERGY CORP.	4

Exhibit 4

(1)	Excludes Uinta Basin assets sold in October 2019.
Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions and reviews such conditions with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas and power, and in fluctuations in the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. See Note 18 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended March 31, 2020 for additional information on the Company's derivatives.
The following is a summary of the realized commodity derivative gains:

	Three months ended March 31
($ millions, except volume amounts)	2020	2019	% Change
Average crude oil volumes hedged (bbls/d)	60,500	75,000	(19)
Crude oil realized derivative gain	56.3	9.0	526
per bbl	5.53	0.71	679
Average natural gas volumes hedged (GJ/d) (1)	—	32,000	(100)
Natural gas realized derivative gain	—	2.6	(100)
per mcf	—	0.31	(100)
Average barrels of oil equivalent hedged (boe/d)	60,500	80,055	(24)
Total realized derivative gains	56.3	11.6	385
per boe	4.38	0.73	500

(1)	GJ/d is defined as gigajoules per day.
The Company's realized derivative gain for crude oil was $56.3 million for the three months ended March 31, 2020, compared to $9.0 million in the same period in 2019. The realized derivative gain in 2020 was largely attributable to the decrease in the Cdn$ WTI benchmark price, partially offset by the decrease in the Company's average derivative crude oil price and average volumes hedged.

CRESCENT POINT ENERGY CORP.	5

Exhibit 5
The following is a summary of the Company's unrealized commodity derivative gains (losses):

	Three months ended March 31
($ millions)	2020	2019	% Change
Crude oil	258.6	(168.7)	(253)
Natural gas	—	(4.1)	(100)
Total unrealized commodity derivative gains (losses)	258.6	(172.8)	(250)
The Company recognized a total unrealized derivative gain of $258.6 million on its commodity contracts for the three months ended March 31, 2020 compared to an unrealized derivative loss of $172.8 million in the same period in 2019. The $258.6 unrealized derivative gain in the first quarter of 2020 was fully attributable to the Company's crude oil contracts and reflects the decrease in the Cdn$ WTI forward benchmark prices at March 31, 2020 compared to December 31, 2019.
Oil and Gas Sales

	Three months ended March 31
($ millions) (1)	2020	2019	% Change
Crude oil sales	501.3	814.1	(38)
NGL sales	27.5	46.2	(40)
Natural gas sales	19.6	32.1	(39)
Total oil and gas sales	548.4	892.4	(39)

(1)	Oil and gas sales are reported before realized derivatives.
Total oil and gas sales were $548.4 million in the first quarter of 2020, a decrease of 39 percent from $892.4 million in the same period in 2019. The decrease is due to lower production in the first three months of 2020 as a result of asset divestments which closed in the second half of 2019. The decrease also reflects lower realized pricing as a result of the decrease in benchmark prices and the widening of crude oil differentials.

CRESCENT POINT ENERGY CORP.	6

Exhibit 6
Royalties

	Three months ended March 31
($ millions, except % and per boe amounts)	2020	2019	% Change
Royalties	73.0	119.2	(39)
As a % of oil and gas sales	13	13	—
Per boe	5.68	7.53	(25)
Royalties decreased 39 percent in the three months ended March 31, 2020 compared to the same period in 2019, largely due to the 39 percent decrease in oil and gas sales. Royalties as a percentage of oil and gas sales for the three months ended March 31, 2020 remained consistent with the 2019 comparative period. In the first quarter of 2019, favourable prior period adjustments were recognized, while the royalty percentage in 2020 reflects the Uinta Basin disposition in the fourth quarter of 2019, which had higher associated royalty rates.
Exhibit 7
Operating Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2020	2019	% Change
Operating expenses	158.3	202.2	(22)
Per boe	12.31	12.77	(4)

CRESCENT POINT ENERGY CORP.	7

Operating expenses and operating expenses per boe decreased 22 percent and 4 percent, respectively, in the three months ended March 31, 2020 compared to the same period in 2019. The decrease reflects the Southeast Saskatchewan and Uinta Basin dispositions in the second half of 2019, which had higher average operating expenses. The Company has also been implementing an operations by exception platform with new workflows, digital technologies and remote well monitoring, which has reduced costs across its operations including labour and equipment repairs and maintenance. This was slightly offset by the Saskatchewan gas infrastructure disposition early in 2020, which resulted in an increase in processing fees.
Crescent Point continues to focus on field efficiencies and cost control and has implemented additional health and safety protocols within its field operations in response to the COVID-19 pandemic. Operations have continued without material disruption and the Company will continue with responsible measures to protect the health and safety of its employees.
Exhibit 8
Transportation Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2020	2019	% Change
Transportation expenses	28.8	33.3	(14)
Per boe	2.24	2.10	7
Transportation expenses decreased 14 percent in the three months ended March 31, 2020 due to lower production volumes from asset dispositions in the second half of 2019. Transportation expenses per boe increased 7 percent due to asset divestments that had lower associated transportation costs coupled with transportation fees resulting from the Company's infrastructure disposition which closed early in 2020.
Exhibit 9

CRESCENT POINT ENERGY CORP.	8

Netback

	Three months ended March 31
	2020	2019
	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Average selling price	42.64	56.35	(24)
Royalties	(5.68)	(7.53)	(25)
Operating expenses	(12.31)	(12.77)	(4)
Transportation expenses	(2.24)	(2.10)	7
Operating netback (1)	22.41	33.95	(34)
Realized gain on derivatives	4.38	0.73	500
Netback (1)	26.79	34.68	(23)

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.

The Company's operating netback for the three months ended March 31, 2020 decreased 34 percent to $22.41 per boe from $33.95 per boe in the same period in 2019. The decrease in the Company's operating netback was primarily due to the decrease in average selling price, partially offset by lower royalties and operating expenses. The decrease in the Company's netback was primarily the result of the decrease in the operating netback, partially offset by an increase in the realized gain on commodity derivatives compared to the same period in 2019.
Exhibit 10
General and Administrative Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2020	2019	% Change
General and administrative costs	33.9	29.9	13
Capitalized	(9.4)	(9.9)	(5)
Total general and administrative expenses	24.5	20.0	23
Transaction costs	(4.7)	(0.9)	422
General and administrative expenses	19.8	19.1	4
Per boe	1.54	1.21	27
General and administrative ("G&A") expenses increased 4 percent to $19.8 million in the three months ended March 31, 2020 compared to $19.1 million in the same period in 2019. The increase is primarily attributable to lower overhead recoveries as a result of asset dispositions in the second half of 2019 and lower capital spending, partially offset by lower employee related costs.

CRESCENT POINT ENERGY CORP.	9

On a boe basis, G&A expenses increased 27 percent in the first quarter of 2020 compared to the same 2019 period primarily due to lower production volumes.
Transaction costs incurred in the three months ended March 31, 2020 relate primarily to the Saskatchewan gas infrastructure asset disposition. Refer to Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 11
Interest Expense

	Three months ended March 31
($ millions, except per boe amounts)	2020	2019 (1) (Revised)	% Change
Interest expense on long-term debt	27.3	40.8	(33)
Unrealized (gain) loss on CCS - Interest	(17.8)	9.1	(296)
Interest expense	9.5	49.9	(81)
Per boe	0.74	3.15	(77)

(1)	Comparative period revised to reflect current period presentation. Unrealized derivative gain (loss) on interest rate contracts previously included in derivative gains (losses).
Interest expense on long-term debt decreased 33 percent in the three months ended March 31, 2020 compared to the same period in 2019, reflecting the Company's lower average debt balance. The Company's effective interest rate in the first quarter of 2020 increased to 4.82 percent from 4.29 percent in the same period in 2019, reflecting the increase in the percentage of fixed rate debt in the Company's debt portfolio as lower rate debt was repaid.
The Company recorded a $17.8 million unrealized gain on interest rate derivatives in the three months ended March 31, 2020 compared to a $9.1 million unrealized loss in the same period in 2019. The unrealized derivative gain was primarily due to the impact of the weaker forward Canadian dollar at March 31, 2020 as compared to December 31, 2019 on the interest payments related to the Company's cross currency swaps ("CCS").
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At March 31, 2020, 91 percent of the Company's long-term debt, including the impact of CCS and the foreign exchange swap on its US dollar senior guaranteed notes, had fixed interest rates.

CRESCENT POINT ENERGY CORP.	10

Exhibit 12
Foreign Exchange Gain (Loss)

	Three months ended March 31
($ millions)	2020	2019 (1) (Revised)	% Change
Realized gain on CCS - Principal	62.0	2.2	2,718
Translation of US dollar long-term debt	(197.9)	94.5	(309)
Unrealized gain (loss) on CCS - Principal and foreign exchange swaps	142.1	(88.5)	(261)
Other	2.6	(0.5)	(620)
Foreign exchange gain	8.8	7.7	14

(1)	Comparative period revised to reflect current period presentation. Unrealized derivative gain (loss) on CCS and foreign exchange swaps previously included in derivative gains (losses).
The Company has US dollar denominated debt, including London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. The Company hedges its foreign exchange exposure using a combination of CCS and foreign exchange swaps. During the three months ended March 31, 2020, the Company recognized a $62.0 million gain on CCS related to senior guaranteed note maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. The Company recorded a foreign exchange loss of $197.9 million on the translation of US dollar long-term debt and accrued interest in the first quarter of 2020 compared to a foreign exchange gain of $94.5 million in the same period in 2019. The foreign exchange loss from the translation of US dollar long-term debt and accrued interest in 2020 was attributable to a weaker Canadian dollar at March 31, 2020 as compared to December 31, 2019.
The Company recognized an unrealized derivative gain on CCS of $142.1 million for the three months ended March 31, 2020 compared to an unrealized derivative loss of $88.5 million in the same period in 2019. The unrealized CCS derivative gain in 2020 reflects the weaker forward Canadian dollar at March 31, 2020 as compared to December 31, 2019.
Share-based Compensation Expense (Recovery)

	Three months ended March 31
($ millions, except per boe amounts)	2020	2019	% Change
Share-based compensation costs	(8.4)	4.8	(275)
Capitalized	0.3	(0.9)	(133)
Share-based compensation expense (recovery)	(8.1)	3.9	(308)
Per boe	(0.63)	0.25	(352)
During the three months ended March 31, 2020, the Company recorded a recovery of $8.4 million in share-based compensation ("SBC") costs compared to $4.8 million of SBC costs in the same period in 2019. The recovery in the first quarter of 2020 was primarily due to the decrease in the Company's share price and the impact on its SBC plans.

CRESCENT POINT ENERGY CORP.	11

Exhibit 13
The following table summarizes of the number of restricted shares, Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") outstanding:

	March 31, 2020	March 31, 2019
Restricted Share Bonus Plan (1)	3,080,145	3,961,350
Performance Share Unit Plan (2)	4,602,334	3,647,549
Deferred Shared Unit Plan	335,873	250,056

(1)	At March 31, 2020, the Company was authorized to issue up to 9,209,668 common shares (March 31, 2019 - 11,816,870 common shares)

(2)	Based on underlying units before any effect of performance multipliers.
As of the date of this report, the Company had 5,753,230 restricted shares, 4,634,622 PSUs and 863,292 DSUs outstanding.
Stock Option Plan
The Company had 2,748,049 stock options outstanding at March 31, 2020 (March 31, 2019 - 3,048,887 stock options outstanding) at a weighted average exercise price of $7.55 per share.
As of the date of this report, the Company had 6,074,105 stock options outstanding.
Depletion, Depreciation, Amortization and Impairment

	Three months ended March 31
($ millions, except per boe amounts)	2020	2019	% Change
Depletion and depreciation	235.2	289.3	(19)
Amortization of exploration and evaluation undeveloped land	21.7	38.3	(43)
Depletion, depreciation and amortization	256.9	327.6	(22)
Impairment	3,557.8	8.5	41,756
Depletion, depreciation, amortization and impairment	3,814.7	336.1	1,035
Per boe, before impairment	19.97	20.69	(3)
Per boe	296.61	21.22	1,298
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment for the three months ended March 31, 2020 was $19.97 per boe compared to $20.69 per boe in the same period in 2019. The 3 percent decrease in the DD&A rate per boe in the first quarter of 2020 was primarily due to dispositions completed in the second half of 2019 as well as the impairment expense booked in the fourth quarter of 2019, which reduced the value of the Company's property, plant and equipment ("PP&E").
During the three months ended March 31, 2020, the Company recorded impairment expense of $3.56 billion on its development and production assets primarily due to the significant decrease in forecast benchmark commodity prices. The value of the Company’s assets was estimated based on independent evaluator pricing, proved plus probable reserves and a discount rate of 15 percent. The impairment charge does not impact the Company's adjusted funds flow, adjusted net earnings from operations or the amount of credit available under our bank credit facilities. The impairment can be reversed in future periods up to the original carrying value less any associated DD&A, should there be indicators that the value of the assets has increased.

CRESCENT POINT ENERGY CORP.	12

Exhibit 14
Taxes

	Three months ended March 31
($ millions)	2020	2019	% Change
Current tax expense	—	—	—
Deferred tax recovery	(605.2)	(6.9)	8,671
Current Tax Expense
In the first quarters of 2020 and 2019, the Company recorded current tax expense of nil. Refer to the Company's Annual Information Form for the year ended December 31, 2019 for information on the Company's expected tax horizon.
Deferred Tax Recovery
In the three months ended March 31, 2020, the Company recorded a deferred tax recovery of $605.2 million compared to $6.9 million in the same period in 2019. The deferred tax recovery in the first quarter of 2020 was primarily due to the pre-tax loss resulting from the impairment expense recognized, partially offset by the change in future usable tax pools. The deferred tax recovery for 2019 reflects the pre-tax loss recorded in the period.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

	Three months ended March 31
($ millions, except per share amounts)	2020	2019	% Change
Cash flow from operating activities	329.3	416.8	(21)

Adjusted funds flow from operations (1)	309.5	514.0	(40)

Net income (loss)	(2,324.1)	1.9	(122,421)
Net income (loss) per share - diluted	(4.40)	—	—

Adjusted net earnings from operations (1)	48.7	158.3	(69)
Adjusted net earnings from operations per share - diluted (1)	0.09	0.29	(69)

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

Cash flow from operating activities decreased 21 percent to $329.3 million in the three months ended March 31, 2020, compared to $416.8 million in the same period in 2019. Changes in cash flow from operating activities were due to fluctuations in adjusted funds flow from operations ("FFO"), working capital, decommissioning expenditures and transaction costs.

CRESCENT POINT ENERGY CORP.	13

Exhibit 15
The Company's adjusted FFO decreased to $309.5 million in the three months ended March 31, 2020 from $514.0 million in the same period in 2019. The decrease is primarily the result of the decreases in the Cdn$ WTI benchmark price and production volumes, partially offset by the realized derivative gain.
Exhibit 16
The Company reported a net loss of $2.32 billion in the three months ended March 31, 2020, compared to net income of $1.9 million in the same period in 2019, primarily due to the impairment expense, the foreign exchange loss on long-term debt and the decrease in adjusted FFO, partially offset by the unrealized derivative gain, the increase in other income and fluctuations in deferred taxes. In the three months ended March 31, 2020, the Company recorded net loss per share - diluted of $4.40 compared to net income per share - diluted of nil in the same period in 2019.

CRESCENT POINT ENERGY CORP.	14

Exhibit 17
The Company reported adjusted net earnings from operations of $48.7 million in the three months ended March 31, 2020 compared to $158.3 million in the same period in 2019, primarily due to the decrease in adjusted FFO, partially offset by the decrease in depletion and fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted for the three months ended March 31, 2020 decreased 69 percent to $0.09 compared to $0.29 in the same period in 2019.
Exhibit 18
Dividends
The following table provides a reconciliation of dividends:

	Three months ended March 31
($ millions, except per share amounts)	2020	2019	% Change
Accumulated dividends, beginning of period	7,629.1	7,607.1	—
Dividends declared to shareholders	5.3	5.6	(5)
Accumulated dividends, end of period	7,634.4	7,612.7	—

Accumulated dividends per share, beginning of period	32.20	32.16	—
Dividends declared to shareholders per share	0.01	0.01	—
Accumulated dividends per share, end of period	32.21	32.17	—
On March 16, 2020, the Company announced a change to the dividend policy to a quarterly cash dividend that equates to $0.01 per share per year.

CRESCENT POINT ENERGY CORP.	15

Capital Expenditures

	Three months ended March 31
($ millions)	2020	2019	% Change
Capital acquisitions	1.4	2.3	(39)
Capital dispositions	(506.9)	(5.1)	9,839
Development capital expenditures	320.1	380.2	(16)
Land expenditures	0.8	4.0	(80)
Capitalized administration (1)	9.4	9.9	(5)
Corporate assets	1.2	0.4	200
Total	(174.0)	391.7	(144)

(1)	Capitalized administration excludes capitalized equity-settled share-based compensation.
Development Capital Expenditures
The Company's development capital expenditures in the first quarter of 2020 were $320.1 million, compared to $380.2 million in the same period in 2019. In the three months ended March 31, 2020, 163 (150.5 net) wells were drilled and $26.5 million was spent on facilities and seismic.
Crescent Point's capital expenditure guidance for 2020 is $650.0 million to $700.0 million, excluding any net land and property acquisitions, capitalized G&A, capital leases and reclamation activities.
Exhibit 19
Capital Acquisitions and Dispositions
Major Property Disposition
Saskatchewan gas infrastructure asset disposition
In the three months ended March 31, 2020, the Company disposed of certain Saskatchewan gas infrastructure assets for consideration of $500.0 million. These assets were classified as held for sale at December 31, 2019, and had a net carrying value of $198.3 million, resulting in a gain of $301.7 million.
Minor Property Acquisitions and Dispositions
In the three months ended March 31, 2020, the Company completed minor property acquisitions and dispositions for total net consideration of $5.5 million, resulting in a gain of $5.8 million. These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Lease Liability
At March 31, 2020, the Company had $173.9 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability decreased by $181.5 million during the first quarter of 2020 from $1.14 billion at December 31, 2019 to $962.5 million at March 31, 2020. The decrease primarily relates to changes in estimate pertaining to discount rates and estimated future cash flows. The liability was based on estimated undiscounted cash flows to settle the obligation of $1.05 billion.

CRESCENT POINT ENERGY CORP.	16

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	March 31, 2020	December 31, 2019
Net debt (1)	2,327.9	2,765.3
Shares outstanding	528,959,775	529,399,923
Market price at end of period (per share)	1.09	5.79
Market capitalization (1)	576.6	3,065.2
Enterprise value (1)	2,904.5	5,830.5
Net debt as a percentage of enterprise value	80	47
Adjusted funds flow from operations (1) (2)	1,620.9	1,825.4
Net debt to adjusted funds flow from operations (1)	1.4	1.5

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
At March 31, 2020, Crescent Point's enterprise value was $2.90 billion and the Company was capitalized with 20 percent equity compared to $5.83 billion and 53 percent at December 31, 2019, respectively. The Company's net debt to adjusted funds flow from operations ratio at March 31, 2020 decreased to 1.4 times compared to 1.5 times at December 31, 2019, due to the reduction in net debt.
Exhibit 20

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
The Company has combined facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity dates of the facilities is October 25, 2023. Both of these facilities constitute revolving credit facilities and are extendible annually. As at March 31, 2020, the Company had approximately $508.4 million drawn on bank credit facilities, including $7.7 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $2.51 billion including cash of $19.6 million.
The Company has made private offerings of senior guaranteed notes raising total gross proceeds of US$1.26 billion and Cdn$270.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.

CRESCENT POINT ENERGY CORP.	17

The Company is in compliance with all debt covenants at March 31, 2020 which are listed in the table below:

Covenant Description	Maximum Ratio	March 31, 2020
Senior debt to adjusted EBITDA (1) (2)	3.5	1.4
Total debt to adjusted EBITDA (1) (3)	4.0	1.4
Senior debt to capital (2) (4)	0.55	0.50

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The global COVID-19 pandemic has had a significant impact on the global economy and has resulted in material weakening of crude oil prices. This has impacted Crescent Point’s financial condition with a decrease in the Company’s market capitalization, the recognition of a significant impairment charge at March 31, 2020, and a decrease in future forecasted cash flows and earnings from prior levels. Crescent Point retains financial flexibility with significant liquidity on its credit facilities and no material near-term debt maturities. The Company is continuously monitoring the commodity price environment and will make further adjustments as needed to protect its balance sheet. The Company is in compliance with all debt covenants as at March 31, 2020, however under current crude oil market pricing conditions there is a risk that the Company’s future covenant compliance levels could weaken.
The Company's working capital deficiency and ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities. The Company continues to actively manage its counterparty exposure and implement procedures to mitigate credit losses given the heightened risk exposure in the current environment.
Shareholders' Equity
At March 31, 2020, Crescent Point had 529.0 million common shares issued and outstanding compared to 529.4 million common shares at December 31, 2019. The decrease of 0.4 million shares is due to shares repurchased and cancelled under the NCIB, partially offset by shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this report, the Company had 529,300,403 common shares outstanding.
Normal Course Issuer Bid
In January 2020, the Company purchased and cancelled 2.2 million common shares for total consideration of $12.7 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
On March 5, 2020, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 36,884,438 common shares, or seven percent of the Company's public float, as at February 28, 2020. The NCIB commenced on March 9, 2020 and is due to expire on March 8, 2021. In response to the current price environment, the Company is deferring share repurchases under its NCIB with flexibility for it to be resumed as market conditions permit.
Contractual Obligations and Commitments
On January 20, 2020, Crescent Point closed the sale of certain gas infrastructure assets in Saskatchewan. In connection with the sale, the Company entered into a gas handling agreement that includes a long-term volume commitment.
At March 31, 2020, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	5.4	9.8	12.1	36.1	63.4
Gas processing	39.0	79.7	81.8	400.7	601.2
Transportation	14.9	25.1	24.4	10.1	74.5
Capital	2.3	—	—	—	2.3
Total contractual commitments (2)	61.6	114.6	118.3	446.9	741.4

(1)	Includes operating costs on the Company's office space, net of $13.3 million of recoveries from subleases.

(2)	Excludes contracts accounted for under IFRS 16. See Note 9 - "Leases" in the unaudited consolidated financial statements for the period ended March 31, 2020 for further information.

CRESCENT POINT ENERGY CORP.	18

Critical Accounting Estimates
The following outlines changes to and additional use of estimates and assumptions for the three months ended March 31, 2020. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2019.
Decommissioning Liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The Company previously recorded the liability using estimated inflation and the relevant risk free rate to discount cash flows. At March 31, 2020, the Company used a derived inflation from the real-return rate and discounted using the relevant risk free rate. This change in accounting estimate is applied on a prospective basis.
Saskatchewan gas infrastructure asset disposition
Significant judgments were involved in assessing the economic benefit under the purchase and sale agreement in determining the right to control the assets for the conditions of a sale. Judgments were also involved in forecasting future cash flows to determine the Company's expected utilization of the asset under lease accounting. If one or a combination of the underlying assumptions were materially different than the assumptions used in the Company’s analysis, this could potentially impact the underlying accounting treatment for the transaction.
Risk Factors
The following risk factor supplements the "Risk Factors" section in the Company's Annual Information Form for the year ended December 31, 2019.
The COVID-19 Pandemic has adversely affected and could continue to adversely affect the Company's financial condition and results from operations
The COVID-19 pandemic, and actions taken in response, have resulted in a significant contraction in the global economy. This has caused an unprecedented disruption in the oil and gas industry and negatively impacted the demand for and pricing of energy products, including crude oil, NGLs and natural gas produced by the Company. As there are many variables and uncertainties regarding COVID-19, as well as its impact on the economic environment, including the duration and magnitude of the disruption in the oil and gas industry, it is not possible to precisely estimate the potential impact of the COVID-19 pandemic on the Company's financial condition and operations. There may be continued disruption in the demand for commodities which may have a prolonged adverse effect on the Company's financial condition, income, results from operations and cash flows. Other risks disclosed in the Company's Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2019 may be heightened and there may also be effects that are not currently known as the full impact of the COVID-19 pandemic is still uncertain.
Changes in Accounting Policies
The following change to the Company's accounting policy is applicable from January 1, 2020:

•
IFRS 3 Business Combinations - IFRS 3 was amended in October 2018 to revise the definition of the term 'business'. The amendments narrowed the definitions of a business and outputs and includes an optional concentration test. The adoption of this amendment did not have a material impact on the Company's consolidated financial statements.

CRESCENT POINT ENERGY CORP.	19

Summary of Quarterly Results

	2020	2019				2018
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales	548.4	729.3	769.1	945.2	892.4	791.6	1,076.7	1,084.0

Average daily production
Crude oil (bbls/d)	111,928	111,394	119,011	134,951	139,911	140,281	134,146	145,532
NGLs (bbls/d)	17,493	21,406	20,627	20,841	20,097	20,210	22,257	17,934
Natural gas (mcf/d)	71,451	74,347	96,422	100,101	95,679	106,236	107,231	110,110
Total (boe/d)	141,330	145,191	155,708	172,476	175,955	178,198	174,275	181,818

Net income (loss) (1)	(2,324.1)	(932.1)	(301.7)	198.6	1.9	(2,390.5)	30.5	(166.2)
Net income (loss) per share (1)	(4.40)	(1.73)	(0.55)	0.36	—	(4.35)	0.06	(0.30)
Net income (loss) per share – diluted (1)	(4.40)	(1.73)	(0.55)	0.36	—	(4.35)	0.06	(0.30)

Adjusted net earnings (loss) from operations(1) (2)	48.7	49.9	32.6	146.0	158.3	(16.3)	84.8	102.7
Adjusted net earnings (loss) from operations per share (1) (2)	0.09	0.09	0.06	0.27	0.29	(0.03)	0.15	0.19
Adjusted net earnings (loss) from operations per share – diluted (1) (2)	0.09	0.09	0.06	0.27	0.29	(0.03)	0.15	0.19

Cash flow from operating activities	329.3	396.5	402.2	527.4	416.8	359.1	474.1	452.8

Adjusted funds flow from operations (1) (2)	309.5	418.4	389.2	503.8	514.0	337.3	474.7	500.3

Adjusted working capital (deficiency) (3)	(190.5)	(126.1)	(100.2)	(124.7)	(139.8)	(208.2)	(139.9)	(90.4)
Total assets (1)	7,209.7	10,091.8	12,073.3	12,430.7	12,824.2	12,730.4	15,948.9	16,174.7
Total liabilities (1)	4,097.6	4,749.1	5,685.2	5,751.7	6,288.8	6,117.6	7,049.5	7,210.1
Net debt (2)	2,327.9	2,765.3	3,360.0	3,553.5	3,905.5	4,011.3	4,006.9	4,015.7
Total long-term derivative liability	0.3	—	—	—	5.9	—	17.9	35.3

Weighted average shares – diluted (millions)	528.3	538.7	548.0	548.2	550.3	550.2	551.1	551.0

Capital acquisitions	1.4	13.5	0.1	—	2.3	2.5	(1.8)	—
Capital dispositions	(506.9)	(677.3)	(199.3)	(58.3)	(5.1)	(45.0)	(19.6)	(267.6)
Development capital expenditures	320.1	343.4	362.3	166.2	380.2	302.3	411.1	301.2

Dividends declared	5.3	5.4	5.5	5.5	5.6	49.4	49.8	49.7
Dividends declared per share	0.01	0.01	0.01	0.01	0.01	0.09	0.09	0.09

(1)	On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated.

(2)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(3)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to movement in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, dispositions and natural declines.
Net income has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, impairments to PP&E recorded in the first quarter of 2020, fourth quarter of 2019 and fourth quarter of 2018, and gains and losses on capital dispositions, along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions, dispositions and the Company's capital development program. Cash flow from operating activities and adjusted funds flow from operations throughout the last eight quarters has allowed the Company to provide return to shareholders.

CRESCENT POINT ENERGY CORP.	20

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the first quarter of 2020.
With the COVID-19 pandemic, the Company ensured that the operating effectiveness of current controls continued with the adoption of a work from home policy for employees as well as physical distancing protocols within field operations. Any changes did not materially affect, nor are they reasonably likely to materially affect, the Company's internal controls over financial reporting.
Guidance
Crescent Point's guidance for 2020 is as follows:

Production	Prior (1)	Revised
Total annual average production (boe/d)	130,000 - 134,000	110,000 - 114,000
% Oil and NGLs	91%	90%
Development capital expenditures ($ millions) (2)	$700 to $800	$650 to $700
Drilling and development (%)	91%	91%
Facilities and seismic (%)	9%	9%

(1)	Prior guidance published in the Company's March 16, 2020 press release. Refer to the Company's MD&A for the year ended December 31, 2019 for initial 2020 guidance.

(2)	Development capital expenditures excludes approximately $80.0 million of capitalized G&A, land acquisitions, capital leases and reclamation activities.
Crescent Point will continue to seek opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders.
Additional information relating to Crescent Point, including the Company's December 31, 2019 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	21

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “operating netback”, “netback”, “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is calculated on a per boe basis as operating netback plus realized derivative gains and losses. Operating netback and netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculations of operating netback and netback are shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended March 31
($ millions)	2020	2019	% Change
Cash flow from operating activities	329.3	416.8	(21)
Changes in non-cash working capital	(33.1)	91.0	(136)
Transaction costs	4.7	0.9	422
Decommissioning expenditures	8.6	5.3	62
Adjusted funds flow from operations	309.5	514.0	(40)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2020	2019	% Change
Net income (loss)	(2,324.1)	1.9	(122,421)
Amortization of E&E undeveloped land	21.7	38.3	(43)
Impairment	3,557.8	8.5	41,756
Unrealized derivative (gains) losses	(418.5)	270.4	(255)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	135.9	(96.7)	(241)
Unrealized loss on long-term investments	5.5	0.5	1,000
Gain on capital dispositions	(307.5)	(5.3)	5,702
Deferred tax relating to adjustments	(622.1)	(59.3)	949
Adjusted net earnings from operations	48.7	158.3	(69)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	22

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2020	December 31, 2019	% Change
Long-term debt (1)	2,539.2	2,905.1	(13)
Accounts payable and accrued liabilities	418.2	479.4	(13)
Long-term compensation liability (2)	2.4	13.1	(82)
Cash	(19.6)	(56.9)	(66)
Accounts receivable	(196.7)	(295.9)	(34)
Prepaids and deposits	(12.6)	(6.9)	83
Long-term investments	(1.2)	(6.7)	(82)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(401.8)	(265.9)	51
Net debt	2,327.9	2,765.3	(16)

(1)	Includes current portion of long-term debt.

(2)	Includes current portion of long-term compensation liability.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	23

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of financial commodity derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;
● Crescent Point’s 2020 average production and capital expenditure guidance;
● Continued commodity price volatility and the potential for continued commodity price weakness;

● The Company's liquidity and financial flexibility;
● NCIB expectations;
● The Company seeking opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements;
● Estimated undiscounted cash flows to settle decommissioning liability;
● Further adjustments in light of the commodity price environment, including adjusting capital spending as necessary; and
● COVID-19 response measures.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	24

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
Crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (FASB) Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (IFRS).
For the years ended December 31, 2019, 2018, 2017, 2016, and 2015 the Company filed its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

CRESCENT POINT ENERGY CORP.	25

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (1) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	26